Exhibit 1

BP p.l.c. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31, 2005 ($ million, except ratios) (Unaudited)

Profit before taxation	31,921

Group’s share of income in excess of dividends of joint ventures and associated undertakings	(710)

Capitalized interest	(351)

Profit as adjusted	30,860

Fixed charges:

Interest net of interest expense of joint ventures and associated undertakings	559
Rental expense representative of interest	605
Capitalized interest	351
1,515

Total adjusted earnings available for payment of fixed charges	32,375

Ratio of earnings to fixed charges	21.4

Fixed charges, as adjusted to accord with US GAAP	1,525
Total adjusted earnings available for payment of fixed charges, after taking account of adjustments to profit before taxation to accord with US GAAP (a)	30,892

Ratio of earnings to fixed charges with adjustments to accord with US GAAP	20.3

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(a)	See Note 17 of Notes to Consolidated Financial Statements.